SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BLUE WOLF MONGOLIA HOLDINGS CORP.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Ordinary Shares, no par value

(Title of Class of Securities)

G11962100

(CUSIP Number of Class of Securities)

Lee Kraus

c/o Blue Wolf MHC Ltd.

Two Greenwich Office Park, Suite 300

Greenwich, CT 06831

(203) 622-4903

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Douglas S. Ellenoff, Esq.

Stuart Neuhauser, Esq.

Ellenoff Grossman & Schole LLP

150 East 42nd Street

New York, New York 10017

(212) 370-1300

(212) 370-7889 (fax)

CALCULATION OF FILING FEE
Transaction valuation*	Amount of filing fee**
$69,854,955	$9,528.22

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the purchase of a total of 7,006,515 ordinary shares of Blue Wolf Mongolia Holdings Corp., no par value, at the tender offer price of $9.97 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Exchange Act, , equals $136.40 per million dollars of the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by Blue Wolf Mongolia Holdings Corp., a British Virgin Islands business company with limited liability (“Blue Wolf” or the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to 7,006,515 of its ordinary shares, no par value (“Ordinary Shares”), at a price of $9.97 per share, net to the seller in cash, without interest (the “Share Purchase Price”) for an aggregate purchase price of up to $69,854,955. The Company’s offer is being made upon the terms and subject to certain conditions set forth in the Offer to Purchase dated March 20, 2013 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), which, as amended or supplemented from time to time, together constitute the offer (the “Offer”). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Exchange Act.

All information in the Offer to Purchase and the Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is hereby expressly incorporated by reference in response to all of the items in this Schedule TO, and as more particularly set forth below.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address.

The name of the issuer is Blue Wolf Mongolia Holdings Corp., a British Virgin Islands business company with limited liability (“Blue Wolf” or the “Company”). The address of Blue Wolf’s principal executive office is Suite 409, Central Tower, 2 Sukhbaatar Square, Sukhbaatar District 8, Ulaanbaatar 14200, Mongolia; telephone (976) 7010-0248.

(b) Securities.

This Schedule TO relates to the Company’s Ordinary Shares, no par value. As of March 20, 2013, the date of commencement of the tender offer, there were 10,062,500 Ordinary Shares issued and outstanding.

(c) Trading Market and Price.

The information set forth in the section of the Offer to Purchase titled “Price Range of Securities and Dividends” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address.

The Company is the subject company and the filing person. The business address and telephone number of the Company are set forth under Item 2(a) above.

The executive officers and directors of the Company are set forth in the following table:

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Name	Age	Position
Lee Kraus	57	Chief Executive Officer and Chairman of the Board
Nicholas Edwards	52	President and Chief Financial Officer
John A. Shapiro	61	Director
George Ireland	56	Director
Koji Fusa	53	Director
Stephen Quin	53	Director
Giacomo E. Di Mase	34	Director
Buyankhishig Ishdorj	33	Vice President, Business Development
Elena Bagayeva	31	Vice President, Finance

The address and telephone number of each director and executive officer is: c/o Blue Wolf Mongolia Holdings Corp, Suite 409, Central Tower, 2 Sukhbaatar Square, Sukhbaatar District 8, Ulaanbaatar 14200, Mongolia; telephone (976) 7010-0248.

Item 4. Terms of the Transaction.

(a) Material Terms.

(1)(i) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer—Number of Ordinary Shares; Share Purchase Price; No Proration” is incorporated herein by reference.

(1)(ii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer—Number of Ordinary Shares; Share Purchase Price; No Proration,” and “The Offer—Purchase of Shares and Payment of Purchase Price” is incorporated herein by reference.

(1)(iii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” is incorporated herein by reference.

(1)(iv) Not applicable.

(1)(v) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer—Extension of the Offer; Termination; Amendment” is incorporated herein by reference.

(1)(vi) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer—Withdrawal Rights” is incorporated herein by reference.

(1)(vii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer—Procedures for Tendering Shares” and “The Offer—Withdrawal Rights” is incorporated herein by reference.

(1)(viii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer—Purchase of Shares and Payment of Purchase Price” is incorporated herein by reference.

(1)(ix) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer—Number of Ordinary Shares; Share Purchase Price; No Proration” and “The Offer—Conditions of the Offer” is incorporated herein by reference.

(1)(x) Not applicable.

(1)(xi) Not applicable.

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(1)(xii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” and “The Offer—Material U.S. Federal Income Tax Considerations” is incorporated herein by reference.

(2)(i)-(vii) Not applicable.

(b) Purchases.

Holders of our ordinary shares issued prior to our initial public offering, including our officers and directors, have agreed not to participate in the Offer with respect to such shares. Based on our records and on information provided to us by our directors, executive officers, affiliates and subsidiaries, neither we nor any of our directors, executive officers, affiliates or subsidiaries have effected any transactions involving our ordinary shares during the 60 days prior to March 20, 2013.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer—Purpose of the Offer; Certain Effects of the Offer” and “The Extension—Interests of Certain Persons in the Extension” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “Risk Factors,” “The Offer— Purpose of the Offer; Certain Effects of the Offer,” “Beneficial Ownership of Securities” and “The Extension—Interests of Certain Persons in the Extension” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “Summary,” “The Extension” and “The Offer— Purpose of the Offer; Certain Effects of the Offer,” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the sections of the Offer to Purchase titled “The Offer—Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(c) Plans.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Extension,” “The Offer— Purpose of the Offer; Certain Effects of the Offer,” and “Price Range of Securities and Dividends,” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Sources of Funds.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “Summary” and “The Offer—Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “Summary,” “The Extension” and “The Offer—Conditions of the Offer” is incorporated herein by reference.

(d) Borrowed funds.

Not applicable.

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Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “Risk Factors,” “The Extension—Interests of Certain Persons in the Extension,” and “Beneficial Ownership of Securities” is incorporated herein by reference.

(b) Securities Transactions.

Not applicable.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer—Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements.

(a) Financial Information.

Not applicable.

(b) Pro Forma Information.

Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “Summary,” “The Extension—Interests of Certain Persons in the Extension” and the Letter of Transmittal, a copy of which is filed as Exhibit (a)(l)(B) hereto, is incorporated herein by reference.

(c) Other Material Information.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “Forward-Looking Statements,” “Risk Factors,” “Summary,” “The Extension,” “Price Range of Securities and Dividends,” and “Where You Can Find More Information” is incorporated herein by reference.

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Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase dated March 20, 2013.
(a)(1)(B)*	Letter of Transmittal To Tender Ordinary Shares.
(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(F)	Proxy Solicitation Materials dated March 20, 2013 (incorporated by reference to Exhibit 99.2 to the Form 6-K filed by Blue Wolf Mongolia Holdings Corp. on March 20, 2013).
(a)(5)(A)	Press Release, dated March 20, 2013 (incorporated by reference to Exhibit 99.3 to the Form 6-K filed by Blue Wolf Mongolia Holdings Corp. on March 20, 2013).
(b)	Not applicable.
(d)(1)	Underwriting Agreement, dated July 14, 2011, by and between Blue Wolf Mongolia Holdings Corp. and Deutsche Bank Securities , as representative of the underwriters (incorporated by reference to Exhibit 1.1 to the Form 8-K filed by Blue Wolf Mongolia Holdings Corp. on July 20, 2011).
(d)(2)	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 to the Form 8-K filed by Blue Wolf Mongolia Holdings Corp. on August 27, 2012).
(d)(3)	Warrant Agreement, dated July 14, 2011, by and between Blue Wolf Mongolia Holdings Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by Blue Wolf Mongolia Holdings Corp. on July 20, 2011)
(d)(4)

Investment Management Trust Agreement, dated July 14, 2011, by and between Blue Wolf Mongolia Holdings Corp.  and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Blue Wolf Mongolia Holdings Corp. on July 20, 2011)

(d)(5)	Registration Rights Agreement, dated July 14, 2011, by and among Blue Wolf Mongolia Holdings Corp. and Blue Wolf MHC Corp. (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Blue Wolf Mongolia Holdings Corp. on July 20, 2011).
(d)(6)	Letter Agreement, dated as of July 14, 2011, among Blue Wolf Mongolia Holdings Corp., Blue Wolf MHC Ltd., and each of the directors and officers of Blue Wolf Mongolia Holdings Corp. (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by Blue Wolf Mongolia Holdings Corp. on July 20, 2011)
(d)(7)	Memorandum of Understanding by and among Blue Wolf Mongolia Holdings Corp., Merger Sub and Li3 Energy, Inc., dated March 18, 2013 (incorporated by reference to Exhibit 99.1 to the Form 6-K filed by Blue Wolf Mongolia Holdings Corp. on March 20, 2013).
(g)	Not applicable.
(h)	Not applicable.

*Filed herewith.

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Item 13. Information Required by Schedule 13e-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLUE WOLF MONGOLIA HOLDINGS CORP.

By:	/s/ Lee Kraus
Lee Kraus
Chief Executive Officer

Date: March 20, 2013

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INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase dated March 20, 2013.
(a)(1)(B)*	Letter of Transmittal To Tender Ordinary Shares.
(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(F)	Proxy Solicitation Materials dated March 20, 2013 (incorporated by reference to Exhibit 99.2 to the Form 6-K filed by Blue Wolf Mongolia Holdings Corp. on March 20, 2013).
(a)(5)(A)	Press Release, dated March 20, 2013 (incorporated by reference to Exhibit 99.3 to the Form 6-K filed by Blue Wolf Mongolia Holdings Corp. on March 20, 2013).
(b)	Not applicable.
(d)(1)	Underwriting Agreement, dated July 14, 2011, by and between Blue Wolf Mongolia Holdings Corp. and Deutsche Bank Securities , as representative of the underwriters (incorporated by reference to Exhibit 1.1 to the Form 8-K filed by Blue Wolf Mongolia Holdings Corp. on July 20, 2011).
(d)(2)	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 to the Form 8-K filed by Blue Wolf Mongolia Holdings Corp. on August 27, 2012).
(d)(3)	Warrant Agreement, dated July 14, 2011, by and between Blue Wolf Mongolia Holdings Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by Blue Wolf Mongolia Holdings Corp. on July 20, 2011)
(d)(4)

Investment Management Trust Agreement, dated July 14, 2011, by and between Blue Wolf Mongolia Holdings Corp.  and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Blue Wolf Mongolia Holdings Corp. on July 20, 2011)

(d)(5)	Registration Rights Agreement, dated July 14, 2011, by and among Blue Wolf Mongolia Holdings Corp. and Blue Wolf MHC Corp. (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Blue Wolf Mongolia Holdings Corp. on July 20, 2011).
(d)(6)	Letter Agreement, dated as of July 14, 2011, among Blue Wolf Mongolia Holdings Corp., Blue Wolf MHC Ltd., and each of the directors and officers of Blue Wolf Mongolia Holdings Corp. (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by Blue Wolf Mongolia Holdings Corp. on July 20, 2011)
(d)(7)	Memorandum of Understanding by and among Blue Wolf Mongolia Holdings Corp., Merger Sub and Li3 Energy, Inc., dated March 18, 2013 (incorporated by reference to Exhibit 99.1 to the Form 6-K filed by Blue Wolf Mongolia Holdings Corp. on March 20, 2013).
(g)	Not applicable.
(h)	Not applicable.

*Filed herewith.

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